Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated October 17, 2019

Registration Statement No. 333-233865

INNATE PHARMA ANNOUNCES THE PRICING OF ITS INITIAL PUBLIC OFFERING ON

THE NASDAQ GLOBAL SELECT MARKET

Marseille, France, October 17, 2019, 7:00 AM CEST

INNATE PHARMA S.A. (Euronext Paris: IPH – ISIN: FR0010331421) (“Innate Pharma” or the “Company”), a French biotechnology company focused on discovering, developing and commercializing first-in-class therapeutic antibodies designed to harness the immune system for the treatment of oncology indications with significant unmet medical need, announced today the pricing of its initial public offering on the Nasdaq Global Select Market by way of a capital increase of 12,500,000 new ordinary shares, consisting of a public offering of 8,047,227 ordinary shares in the form of American Depositary Shares (“ADSs”), each representing one ordinary share (the “U.S. Offering”), and a concurrent private placement of 4,452,773 ordinary shares in Europe (including in France) and other countries outside of the United States (the “European Private Placement”, and, together with the U.S. Offering, the “Global Offering”). The aggregate gross proceeds amount to approximately $68.8 million, equivalent to approximately €62.1 million, before deduction of underwriting commissions and estimated expenses payable by the Company.

Citigroup Global Markets Inc., SVB Leerink LLC and Evercore Group L.L.C. are acting as joint bookrunners for the U.S. Offering and Citigroup Global Markets Limited is acting as global coordinator for the European Private Placement (together, the “Underwriters”). Namsen Capital acted as capital markets advisor to the Company.

Pricing of the Global Offering and Discount

The offering price for the ADSs was set at $5.50 per ADS and at €4.97 per ordinary share.

The offering price per ADS corresponds to the offering price of €4.97 per ordinary share based on the October 16, 2019 exchange ratio of €1.00 = $1.1065.

The offering price per ordinary share in euros (€4.97) represents a discount of 14.8% from the reference price determined by the Company pursuant to the 31st resolution of the Company’s combined general shareholders’ meeting held on May 22, 20191.

Type of Global Offering—Capital increase without shareholders’ preferential subscription rights reserved to a category of purchasers

The ADSs and the ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights reserved to a category of purchasers within the meaning of Article L.225-138 of the French Commercial Code (Code de commerce) and pursuant to the 31st and 32nd resolutions of the Company’s combined general shareholders’ meeting held on May 22, 2019.

The ADSs and ordinary shares offered in the Global Offering may only be purchased initially by industrial and commercial companies involved in the pharmaceutical/biotech sector or by investment companies, fund management companies or investment funds governed by French or foreign law or by any other legal person, including a trust, or natural person, investing in the pharmaceutical/biotech sector, that are qualified to invest in a private placement. In order to purchase ordinary shares, including ordinary shares in the form of ADSs in the Global Offering, potential investors were required to execute and provide the Underwriters an investor letter representing that they satisfy the foregoing investor criteria.

Option to Purchase Additional Shares

The Company has granted the Underwriters an option to purchase (the “Option”), for a 30-day period (until November 15, 2019), 1,875,000 additional ADSs, which represents 15% of the aggregate amount of ADSs and ordinary shares to be issued in the Global Offering.

In connection with the Global Offering, Citigroup Global Markets Inc., acting as stabilizing manager, may over-allot the securities or effect transactions with a view to supporting, stabilizing, or maintaining the market price of the securities at a level higher than which might otherwise prevail in the open market. However, there is no assurance that the stabilizing manager will take any stabilization action and, if begun, may be ended at any time without prior notice. Any stabilization action or over-allotment shall be carried out in accordance with all applicable rules and regulations and may be undertaken on the regulated market of Euronext Paris and/or the Nasdaq Global Select Market.

Dilution

The 12,500,000 ordinary shares issued in the Global Offering (including ordinary shares in the form of ADSs) will represent a dilution of approximately 19.5% of the share capital of the Company. If the Underwriters exercise their Option in full, the dilution would increase to 22.4%.

The Global Offering benefited from the support of current significant shareholders of the Company, which together agreed to purchase an aggregate amount of approximately $22.7 million (€20.5 million) of ADSs and ordinary shares, representing approximately 33.0% of the Global Offering. Specifically, Bpifrance Participations, MedImmune Limited, an affiliate of AstraZeneca AB, and Novo Nordisk A/S participated in the Global Offering by agreeing to purchase approximately €9.9 million, €6.1 million and €4.5 million of ADSs or ordinary shares, respectively.

[1]

Volume-weighted average (in the central order book and excluding off-market blocks) of the closing prices of the Company’s ordinary shares on Euronext Paris during the last five trading days preceding the determination of the offering price on October 16, 2019, i.e. on October 10, 11, 14, 15 and 16, 2019.

Terms and Conditions of the Securities to be Issued—Closing and delivery

The closing and delivery of the U.S. Offering and the European Private Placement are conditioned on each other and will occur simultaneously, on or about October 21, 2019.

All the securities sold in the Global Offering will be issued by the Company. The ADSs have been approved for listing on the Nasdaq Global Select Market and are expected to begin trading on October 17, 2019 under the ticker symbol “IPHA”. The Company’s ordinary shares are listed on the regulated market of Euronext Paris under the ticker symbol “IPH”.

The ordinary shares sold in the European Private Placement and the ordinary shares underlying the ADSs sold in the U.S. Offering will be subject to an application for admission to trading on Euronext Paris (Compartment B) on the same trading line as the existing shares under the same ISIN code FR0010331421 and are expected to be admitted to trading on October 21, 2019.

The Company expects to request that Euronext Paris halt the trading of its ordinary shares effective as of the market opening of Euronext Paris on October 17, 2019, and resume trading at the market opening of Euronext Paris on October 18, 2019, in order to allow the confirmation of the allocations to investors and the commencement of trading of the ADSs on the Nasdaq Global Select Market.

Estimated Proceeds from the Global Offering—Reasons of the offering—Use of proceeds

The gross proceeds of the sale of 12,500,000 ordinary shares, including in the form of ADSs, in the Global Offering will be approximately $68.8 million (€62.1 million), assuming no exercise of the Underwriters’ Option to purchase additional ordinary shares. The Company estimates that the net proceeds of the Global Offering will be approximately $61.2 million (€55.3 million), after deducting approximately $4.8 million (€4.3 million) in underwriting commissions and approximately $2.8 million (€2.5 million) in offering expenses.

The principal purposes of the Global Offering are to increase the Company’s financial flexibility in order to advance its proprietary and partnered pipeline and build out its commercial capabilities.

The Company expects to use the net proceeds from the Global Offering, together with its cash, cash equivalents, short-term investments and non-current financial assets (in aggregate) as follows:

•

Approximately $30.0 million to advance the clinical development of the Company’s lead product candidate, monalizumab, in collaboration with AstraZeneca, which is currently being evaluated for the treatment of patients with R/M SCCHN and in patients with advanced solid tumors, including CRC, to the end of the current Phase II program;

•	Approximately $55.0 million to advance the Phase II clinical development of IPH4102 through the first activity data for patients with Sézary syndrome, MF and PTCL;

•

Approximately $40.0 million to advance the Phase I/II clinical development of IPH5401 through the detection of activity signals in patients with solid tumors, including NSCLC, HCC and potentially other tumor types, as well as potentially in patients with inflammation disorders;

•	Approximately $30.0 million to build the Company’s commercial capabilities for Lumoxiti in the United States and, if approved, in the European Union;

•	Approximately $55.0 million to expand and advance the Company’s preclinical pipeline, including transitioning IPH5301 into clinical development; and

•	The remainder, if any (including proceeds received pursuant to the underwriters’ Option to purchase additional ADSs or ordinary shares, if exercised), for general corporate purposes.

The Company may also use a portion of the net proceeds to in-license, acquire or invest in complementary technologies, products, businesses or assets, either alone or in collaboration with a partner.

As of June 30, 2019, the Company had cash, cash equivalents, short-term investments and non-current financial assets of €200.3 million. The Company believes its cash, cash equivalents, short-term investments and non-current financial assets, together with the net proceeds of the Global Offering and its cash flow from operations, will be sufficient to fund its operations until the end of 2021.

Underwriting

The Global Offering is subject to an underwriting agreement covering the entirety of the Global Offering. The underwriting agreement was entered into on October 16, 2019 in connection with the determination of the Global Offering Price.

The underwriting agreement does not constitute a “garantie de bonne fin” within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).

Documentation

The Company has filed a registration statement, including a prospectus, relating to these securities with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on October 16, 2019. The offering is being made only by means of a prospectus and copies of the prospectus relating to and describing the terms of the Global Offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146, SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by telephone at (800) 808-7525, ext. 6132, or by email at syndicate@svbleerink.com; or from Evercore Group L.L.C., 55 East 52nd Street, 36th Floor, New York, NY 10055, or by telephone at (888) 474-0200.

Application will be made to list the new ordinary shares to be issued pursuant to the Global Offering on Euronext Paris pursuant to the listing prospectus subject to a visa application with the French Autorité des marchés financiers (“AMF”), scheduled on October 17, 2019, and comprising the Universal Registration Statement (Document d’Enregistrement Universel) filed with the AMF on September 20, 2019 under the number D.19-0829 (incorporating by reference the 2018 Reference Document (Document de Référence) of the Company filed with the AMF on April 30, 2019 under number D.19-0444) and a securities note (note d’opération), including a summary of the prospectus (the “Securities Note”).

Risk factors

Investors should carefully consider the risks factors likely to affect the Company’s business as described in Section 3 “Risk Factors” of the Universal Registration Document before taking an investment decision. If any of the following risks are realized, the Company’s business, financial condition, operating results and prospects could be materially and adversely affected.

In addition, other risks, not identified or considered significant by the Company, could have the same adverse effect and investors could lose all or part of their investment.

In addition to the above, investors are invited to consider the following risks:

•	The market price of the Company’s shares may fluctuate and fall below the investor’s acquisition cost in connection with the capital increase;

•	The volatility and liquidity of the Company’s shares could fluctuate substantially;

•	Sales of the Company’s shares could occur and have an negative impact on the Company’s share price;

•	In the event of a new fundraising, there would be additional dilution for shareholders;

•	The volatility and liquidity of the Company’s shares may be different on the US market and on the French market;

•

Being a company listed in the United States, and in particular having to comply with U.S. stock exchange and Securities and Exchange Commission regulations, in addition to French and European regulations, may require significant Company’s resources, divert management’s attention and have an impact on the Company’s ability to attract and retain senior executives and skilled members of the Supervisory and Management Boards.

Allocation of the share capital

The following table presents the expected allocation of the Company’s share capital following the settlement and delivery of 12,500,000 new ordinary shares (including in the form of ADSs):

	After the share capital increase (excluding the exercise of the Option)
	On a non-diluted basis				On a diluted basis(3)
Shareholders	Number of shares (including in the form of ADSs)	% of share capital	Total number of voting rights	% of voting rights	Number of shares (including in the form of ADSs)	% of share capital	Total number of voting rights	% of voting rights
Officers including:	17,399,335	22.7%	17,399,335	22.7%	19,477,191	23.9%	19,477,191	23.9%
- Members of the Executive Board	131,239	0.2%	131,239	0.2%	1,657,895	2.0%	1,657,895	2.0%
- Members of the Supervisory Board including:	17,268,096	22.5%	17,268,096	22.5%	17,819,296	21.9%	17,819,296	21.9%
- Novo Nordisk A/S	9,817,546	12.8%	9,817,546	12.8%	9,817,546	12.1%	9,817,546	12.1%
- BPIfrance Participations	6,389,406	8.3%	6,389,406	8.3%	6,389,406	7.8%	6,389,406	7.8%

	After the share capital increase (excluding the exercise of the Option)
	On a non-diluted basis				On a diluted basis(3)
Shareholders	Number of shares (including in the form of ADSs)	% of share capital	Total number of voting rights	% of voting rights	Number of shares (including in the form of ADSs)	% of share capital	Total number of voting rights	% of voting rights
MedImmune Limited (2)	7,485,500	9.8%	7,485,500	9.8%	7,485,500	9.2%	7,485,500	9.2%
Treasury shares	18,575	0.0%	0	0.0%	18,575	0.0%	0	0.0%
Other shareholders	51 732 054	67.5%	51 732 054	67.5%	54 459 996	66.87%	54 459 996	66.89%

TOTAL	76,635,464	100%	76,616,889	100%	81,441,262	100.0%	81,422,687	100%

(1)	Employees holding shares in the registered form
(2)	MedImmune Limited is indirectly controlled by AstraZeneca PLC
(3)

After the issue of a maximum aggregate number of 4,805,798 ordinary shares issuable upon the exercise of share warrants (BSA) and redeemable share warrants (BSAAR), upon performance free shares (AGAP) conversion and the definitive acquisition of free shares

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Innate Pharma:

Innate Pharma is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia (HCL). Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate Pharma has been a pioneer in the understanding of NK cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Innate Pharma is a public company listed in compartment B of Euronext’s regulated market in Paris (Euronext: IPH—ISIN: FR0010331421).

Disclaimer:

This press release contains certain forward-looking statements related to the completion of the Global Offering and the expected use of proceeds of the Global Offering. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those described, induced or anticipated in these forward-looking statements. Such risks and uncertainties include those described in the Company’s Registration Statement on Form F-1 filed with the SEC. All forward-looking statements are based on information available to the Company on the date of this press release, and the Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, to ordinary shares or ADSs of Innate Pharma in any country.

For additional information, please contact:

Investor relations Innate Pharma Danielle Spangler Tel.: +1 917 499 6240 Danielle.Spangler@innate-pharma.fr Jérôme Marino Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

Disclaimer

This press release constitutes an advertisement and is not a prospectus within the meaning of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). The listing prospectus, once approved by the AMF, will be available on the Company’s website (www.innate-pharma.com) and on the AMF’s website (www.amf-france.org). The contents of the Company’s website are not incorporated by reference into this press release, the Registration Statement (including prospectus) or any other document related to the Global Offering.

European Economic Area:

No action has been or will be taken to offer the Company’s shares to a retail investor established in the European Economic Area as part of the Global Offering. For the purposes of this paragraph:

(a)	The expression “retail investor” means a person who is one (or more) of:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a “qualified investor” as defined in the Prospectus Regulation; and

(b)

the expression “offer” means any communication in any form and by any means of sufficient information on the terms of the offer and securities to be offered so as to enable an investor to decide to purchase or subscribe these securities.

France:

The ordinary shares of the Company in the Global Offering will not be offered or sold, directly or indirectly, to the public in the Republic of France, to other persons than qualified investors. Any offer or sale of ordinary shares of the Company or any distribution of offering documents has not and will not been implemented in France other than to qualified investors as defined by article 2(e) of Prospectus Regulation and in accordance with articles L. 411-1 and L. 411-2 of the French Code monétaire et financier.

United Kingdom:

This press release is only directed at (i) persons who are outside the United Kingdom, (ii) persons who have professional experience in matters relating to investments and are investment professionals as defined within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) person falling within Article 49(2)(a) to (d) (“high net worth bodies corporate, unregistered association”) of the Order, or (iv) persons to whom this press release could be directed to in accordance with the law (persons referred to in paragraphs (i), (ii), (iii) et (iv) together being referred to as “Relevant Persons”). The shares of the Company in the Global Offering are solely directed to the Relevant Persons and any offer or any other contract relating to the subscription, the sale or the acquisition of the ordinary shares of the Company in the Global Offering can only be directed to or entered with the Relevant Persons. Any person that is not a Relevant Person should not act or rely on this document or any of its content.

This press release is not an approved prospectus by the Financial Services Authority or by any other regulatory authority in the United Kingdom within the meaning of Section 85 of the Order.